Jessica Wehr

257 Willie Colvin Road Robbinsville NC 28771   (828)735-5309   jwehr@mac.com

EXPERIENCE

OWNER/PARTNER, WEHRLOOM HONEY, ROBBINSVILLE,NC — 2012-PRESENT

Participate in all aspects of creative and research based development of a multifaceted start up business that manufactures over 30 products, consists of five full time employees, and conducts retail, wholesale, and online business models. Manage day to day operations including scheduling, administrative, accounting and implementation of procedures.

BOARD MEMBER, GRAHAM COUNTY TRAVEL AND TOURISM — 2016-PRESENT

I am part of a team responsible for making decisions regarding marketing, planning, and budgeting of the Graham County Tourism industry.

BOARD MEMBER, REGION A WORKFORCE DEVELOPMENT COMMITTEE 2015-2017

As a board member, I was responsible for helping to make decisions regarding funding and governance of employment and training services for individuals and businesses.

Social Studies Teacher, Graham County Schools 2017-2018

6th grade social studies teacher

Student Council liaison

Road runners Coach

TEACHING EXPERIENCE

Wehrloom Honey, Community Outreach Education 2012-present

Conduct classroom programs, on-site tours and honeybee educational programs for school groups, after-school programs, summer camps, and USDA office managers.

STUDENT TEACHING EXPERIENCE

Bel Air High School grades 9-12   December 2007-February 2007

Hernwood Elem. School grades k-5   February 2007-March 2007

Conducted art classes for grades k-5 and grades 9-12, integrating cross circular content into fine arts projects. Under the guidance of primary classroom teacher conducted all daily teaching and classroom duties as well as additional school duties.

EDUCATION

TOWSON UNIVERSITY, 2004-2007   BACHELORS OF SCIENCE   TOWSON, MD

Bachelors Degree, 2007, Suma Cum laude, GPA-3.8

Major - Art education with eligibly for dual certification grades k-12, Minor-Fine Arts

ST. PETERSBURG COLLEGE, 2001-2003   CLEARWATER, FL

General Education and fine arts coursework

LICENSURE

-NC Professional Educator's License   #1152404   Status-current through 2020

=NC State Certified Beekeeper

PERSONAL INTERESTS

-Spending time with family   -Farming/agriculture

-Beekeeping   -Running

-Reading   -Hiking

REFERENCES

AVAILABLE UPON REQUEST